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Lori Hope

VP/CFO at Social Strata, Inc. and Controller of Narrative Company

Seattle, Washington · 158 connections · **Contact info**

 Narrative Company

 Central Washington University

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Experience



Controller
Narrative Company · Full-time
Apr 2018 – Present · 1 yr 6 mos



VP/Chief Financial Officer
Social Strata, Inc.
May 2000 – Present · 19 yrs 5 mos

As VP and Chief Operating Officer, I am responsible for the day-to-day and financial operations of the company.



Controller
University Village
1993 – 2000 · 7 yrs
Seattle, WA

Education



Central Washington University
BA, Business Administration (Accounting & Finance)

Skills & Endorsements

Customer Service · 9

Endorsed by **Chelyn Shaw, who is highly skilled at this**

Endorsed by **2 of Lori's colleagues at Social Strata, Inc.**

Account Management · 7

Endorsed by **2 of Lori's colleagues at Narrative Company**

Project Management · 5

Kelby Thomas Smith and 4 connections have given endorsements for this skill

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Received (0) **Given (6)**

Kelsey Heriot
Senior Communications Specialist at Seattle Children's

April 2, 2012, Lori worked with Kelsey in different groups

Kelsey worked for us for a number of months, coordinating online events and contacting potential participants. While she didn't report to me directly, we did work together a bit. She was conscientious and professional, and we thoroughly enjoyed having her here.

Megan Collier
Groups Account Manager at UnCruise Adventures

January 24, 2012, Megan worked with Lori in the same group

Megan has proven herself to be an effective leader. It's not an easy task to lead a group of volunteers in a non-profit organization, especially in an economic environment where every penny is hard-won. She's very good at bringing people with different viewpoints together towards the same goal,... **See more**

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